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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2003

COMMISSION FILE NO. 1-10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 28, 2003.

Luxottica Group Announces 3rd Quarter Results

Group highlights for the nine-month period of 2003:

•
Net sales of EUR 2,106.0 (US$ 2,341.2 million)

•
Operating income of EUR 332.7 million

•
Earnings per share or ADS of EUR 0.46 (US$ 0.51)

        Milan, Italy, October 28, 2003—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced results for the three-month period and the nine-month period ended September 30, 2003(1).

        During the third quarter we acquired OPSM, the retail chain leader in the Australian market. Results of the OPSM operations were consolidated into the Group's results for the three- and nine-month periods from August 1, 2003.

Consolidated Results

Third quarter highlights

  •
  In the third quarter, consolidated net sales experienced a reversal in the trend when compared to the first half of 2003. In fact, consolidated net sales for the quarter declined year-over-year by 6.3 percent to EUR 694.5 million, while assuming constant exchange rates, consolidated net sales for the quarter would have increased by 3.4 percent, compared to the decline of 5.9 percent in the first half of 2003.

  •
  Consolidated operating income for the quarter was EUR 109.4 million. Consolidated operating margin for the quarter was 15.8 percent.

  •
  Consolidated net income for the quarter was EUR 74.4 million and consolidated net margin for the quarter was 10.7 percent.

  •
  Earnings per share or American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were EUR 0.17. In U.S. Dollars, earnings per share or ADS for the quarter were US$ 0.19.

Nine-month period highlights

  •
  Consolidated net sales for the nine-month period declined year-over-year by 15.8 percent to EUR 2,106.0 million. Assuming constant exchange rates, consolidated net sales for the nine months would have declined by 3.1 percent.

  •
  Consolidated operating income for the nine months was EUR 332.7 million and consolidated operating margin for the nine-month period was 15.8 percent.

  •
  Consolidated net income for the nine-month period was EUR 207.7 million and consolidated net margin for the period was 9.9 percent.

  •
  Earnings per share or American Depositary Share (ADS) for the nine-month period were EUR 0.46. In U.S. Dollars, earnings per share or ADS for the period were US$ 0.51.

Breakdown of Retail and Manufacturing/ Wholesale Results

•
Retail Division

        In the third quarter, year-over-year retail sales declined by 4.7 percent to EUR 530.4 million. Assuming constant exchange rates, retail sales for the quarter would have increased by 7.0 percent. Excluding OPSM, same store sales in U.S. Dollars for the quarter remained unchanged compared to the same period last year, posting an improvement when compared to the decline of 3.4 percent in the first half of 2003.

        Retail operating income for the quarter was EUR 88.4 million. In U.S. Dollars, it increased by 4.7 percent. Retail operating margin was 16.6 percent.

        In the nine-month period, retail sales declined year-over-year by 15.3 percent to EUR 1,470.5 million. Assuming constant exchange rates, retail sales for the nine months would have declined by 0.6 percent. Excluding OPSM, same store sales in U.S. Dollars for the nine-month period declined year-over-year by 2.3 percent.

        Retail operating income for the nine-month period was EUR 210.3 million, resulting in an operating margin of 14.3 percent.

        Leonardo Del Vecchio, chairman of Luxottica Group commented on the results of the Retail division: "In the third quarter, the retail division improved performance when compared to the first half of the year. This improvement is primarily due to better economic conditions in North America.

        In addition, even with flat same store sales, when compared to the third quarter of 2002, we experienced a considerable recovery in retail profitability. This was the result of improved efficiencies in the management of store personnel and other effective measures put in place by management to better control costs.

        This improving trend is further confirmed from the performance of the division during October."

•
Manufacturing/Wholesale Division

        The Group's manufacturing/wholesale sales for the nine-month period declined year-over-year by 13.0 percent to EUR 773.9 million. Assuming constant exchange rates manufacturing/wholesale sales for the nine months would have declined 5.5 percent.

        Manufacturing/wholesale operating income for the nine-month period was EUR 153.4 million, reflecting an operating margin of 19.8 percent.

        Mr Del Vecchio, continued: "I'm pleased to report to you that we are experiencing a reversal in the negative sales trend. Since the beginning of September, sales of the new collections were approximately equal to the Armani revenues. Therefore, the third quarter was the last quarter in which revenues were negatively impacted by the expiration of the Armani license.

        This improving trend is further confirmed by our orders, which in October exceeded last year's level, as we started introducing the Prada and Miu Miu eyewear collections. This recovery gives us renewed confidence in the performance of wholesale sales going forward.

        During the quarter, wholesale profitability was impacted by the end of the Armani license, as well as the devaluation of the U.S. Dollar. In fact, the decrease in operating margin is primarily due to the high level of returns of Armani eyewear which were concentrated in this quarter.

        In summary, I'm confident that beginning in 2004, and excluding the negative exchange rate effect, the wholesale division will return to normal levels of profitability."

Statement from the Chairman

        Mr. Del Vecchio concluded: "Worldwide economic conditions remain difficult and the U.S. Dollar is weak and volatile, but, as expected, the impact of these factors which negatively affected first half results is progressively lessening.

        The adverse exchange rate effect resulting from the devaluation of the U.S. Dollar against the Euro decreased from 18.7 percent in the first six months of 2003 to 12.5 percent in the third quarter.

        In addition, there are encouraging signs of an economic recovery in the U.S., which leads us to expect a gradual and progressive improvement in same store sales going forward.

        Finally, the introduction and marketing of the Versace, Prada, Miu Miu and Ray-Ban ophthalmic collections are making up for the expiration of the Armani license from the beginning of September.

        Third quarter performance make us optimistic in the future of our Group. We can therefore, confirm our previous guidance for 2003 and 2004, a year in which we expect to return to approximately 15 percent growth in sales and earnings as a result of the significantly strengthened brand portfolio, both house brands and designer lines, and the OPSM acquisition.

        During the quarter, we completed the OPSM acquisition. This acquisition has given the Group the leadership position in the prescription business, and substantially strengthened our leadership position in the sunglass business in the Australian and New Zealand markets, while at the same time presented us with new and promising growth opportunities in this area."

About Luxottica Group S.p.A.

        Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products are designed and manufactured in its six facilities in Italy and one in the People's Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colours and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

        In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, Arnette™ and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.

Non-GAAP Financial Measures

        Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the nine-month period and the third quarter of 2003 and the nine-month period and the third quarter of 2002 are calculated using for each currency the average exchange rate for the nine-month period and the three-month period ended September 30, 2002. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See Table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

Euro million	3Q 2002 U.S. GAAP results	3Q 2003 U.S. GAAP results	Adjustment for constant exchange rates	3Q 2003 adjusted results
Consolidated net sales	740.9	694.5	71.4	765.9
Manufacturing/wholesale net sales	224.5	200.9	9.7	210.6
Retail net sales	556.3	530.4	64.9	595.3
Euro million	9M 2002 U.S. GAAP results	9M 2003 U.S. GAAP results	Adjustment for constant exchange rates	9M 2003 adjusted results
Consolidated net sales	2,500.4	2,106.0	316.3	2,422.3
Manufacturing/wholesale net sales	889.2	773.9	66.3	840.2
Retail net sales	1,735.1	1,470.5	274.3	1,744.8

Safe Harbor Statement

        Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce and market new products, the Company's ability to effectively integrate recently acquired businesses, the Company's ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission.

These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

Company Contacts	US Agency Contact
Luxottica Group SpA	Breakstone & Ruth International
Sabina Grossi, Director, Investor	Alexander Fudukidis
Relations
Alessandra Senici, Investor Relations
Tel.: +1.646.536.7012
Tel.: +39-02-8633-4665	E-mail: AFudukidis@breakstoneruth.com
E-mail: AlessandraSenici@Luxottica.com

(1)
Unless otherwise noted, all comparisons made in this announcement are between the three- and nine-month periods ended September 30, 2003, and the equivalent three- and nine-month periods ended September 30, 2002. The Company's results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale and retail components, which include Sunglass Hut International, LensCrafters and OPSM. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica Group considers the financial results denominated in Euro (EUR), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. Dollars were converted at the average exchange rate for the three-month period ended September 30, 2003, of EUR 1.00 = US$1.1248, compared with EUR 1.00 = US$0.9838 for the third quarter of 2002. For the nine-month period, the results denominated in U.S. Dollars were converted at the average exchange rate of EUR 1.00 = US$1.1117, compared with EUR 1.00 = US$0.9277 for the equivalent nine-month period of 2002.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

KEY FIGURES IN THOUSANDS OF EURO (4)	2003	2002 (5)	% Change
Net sales	694,452	740,897	-6.3%
Net income	74,449	85,370	-12.8%
Earnings per share (ADS) (2)	0.17	0.19
Fully diluted earnings per share (ADS) (3)	0.17	0.19
KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)	2003	2002 (5)	% Change
Net sales	781,119	728,895	7.2%
Net income	83,740	83,987	-0.3%
Earnings per share (ADS) (2)	0.19	0.19
Fully diluted earnings per share (ADS) (3)	0.19	0.18
Notes:		2003	2002
(1)	Average exchange rate (in U.S. Dollars per Euro)	1.1248	0.9838
(2)	Weighted average number of outstanding shares	447,895,530	453,596,246
(3)	Fully diluted average number of shares	449,686,763	455,259,086
(4)	Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(5)	Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the three-month period ended September 30, 2002 of U.S. Dollars 11.1 million, and an offsetting increase in costs for the same amounts

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

KEY FIGURES IN THOUSANDS OF EURO (4)	2003	2002 (5)	% Change
Net sales	2,105,954	2,500,387	-15.8%
Net income	207,731	297,724	-30.2%
Earnings per share (ADS) (2)	0.46	0.66
Fully diluted earnings per share (ADS) (3)	0.46	0.65
KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)	2003	2002 (5)	% Change
Net sales	2,341,189	2,319,609	0.9%
Net income	230,935	276,199	-16.4%
Earnings per share (ADS) (2)	0.51	0.61
Fully diluted earnings per share (ADS) (3)	0.51	0.61
Notes:		2003	2002
(1)	Average exchange rate (in U.S. Dollars per Euro)	1.1117	0.9277
(2)	Weighted average number of outstanding shares	448,891,864	452,957,731
(3)	Fully diluted average number of shares	450,258,813	455,377,201
(4)	Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(5)	Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the nine-month period ended September 30, 2002 of U.S. Dollars 34.1 million, and an offsetting increase in costs for the same amounts

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE THREE-MONTH PERIODS ENDED
SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

In thousands of Euro (1)	2003	2002 (2)	% Change
Net sales	694,452	740,897	-6.3%
Cost of sales	(219,757)	(215,334)
Gross profit	474,695	525,563	-9.7%
Operating expenses:
Selling expenses	(246,539)	(256,511)
Royalties	(5,716)	(12,254)
Advertising expenses	(41,856)	(44,703)
General and administrative expenses	(61,600)	(60,972)
Trademark amortization	(9,555)	(8,747)
Total	(365,266)	(383,187)
Operating income	109,429	142,376	-23.1%
Other income (expense):
Interest expenses	(12,235)	(13,804)
Interest income	1,396	862
Other—net	8,705	(6,369)
Other income (expenses) net	(2,134)	(19,311)
Income before provision for income taxes	107,295	123,065	-12.8%
Provision for income taxes	(32,147)	(36,919)
Income before minority interest in income of consolidated subsidiaries	75,148	86,146
Minority interest in income of consolidated subsidiaries	(699)	(775)
Net income	74,449	85,370	-12.8%
Earnings per share (ADS) (1)	0.17	0.19
Fully diluted earnings per share (ADS) (1)	0.17	0.19
Weighted average number of outstanding shares	447,895,530	453,596,246
Fully diluted average number of shares	449,686,763	455,259,086

Notes :

(1)
Except earnings per share (ADS), which are expressed in Euro

(2)
Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the three-month period ended September 30, 2002 of U.S. Dollars 11.1 million, and an offsetting increase in costs for the same amounts

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

In thousands of Euro (1)	2003	2002 (2)	% Change
Net sales	2,105,954	2,500,387	-15.8%
Cost of sales	(652,857)	(724,819)
Gross profit	1,453,097	1,775,567	-18.2%
Operating expenses:
Selling expenses	(736,759)	(830,852)
Royalties	(32,433)	(49,528)
Advertising expenses	(141,561)	(177,900)
General and administrative expenses	(182,432)	(202,787)
Trademark amortization	(27,239)	(27,358)
Total	(1,120,424)	(1,288,425)
Operating income	332,673	487,142	-31.7%
Other income (expense):
Interest expenses	(35,058)	(53,676)
Interest income	3,800	3,646
Other—net	1,160	(7,213)
Other income (expenses) net	(30,099)	(57,243)
Income before provision for income taxes	302,574	429,899	-29.6%
Provision for income taxes	(90,838)	(128,970)
Income before minority interest in income of consolidated subsidiaries	211,736	300,930
Minority interest in income of consolidated subsidiaries	(4,005)	(3,206)
Net income	207,731	297,724	-30.2%
Earnings per share (ADS) (1)	0.46	0.66
Fully diluted earnings per share (ADS) (1)	0.46	0.65
Weighted average number of outstanding shares	448,891,864	452,957,731
Fully diluted average number of shares	450,258,813	455,377,201

Notes:

(1)
Except earnings per share (ADS), which are expressed in Euro

(2)
Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the nine-month period ended September 30, 2002 of U.S. Dollars 34.1 million, and an offsetting increase in costs for the same amounts

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

In thousands of Euro	September 30, 2003	December 31, 2002
Current assets:
Cash	277,882	151,418
Restricted Cash	0	0
Account Receivable	377,964	370,234
Sales And Income Taxes Receivables	15,508	10,956
Inventories	396,900	406,032
Prepaid Expenses And Other	60,386	53,385
Deferred Tax Assets—Current	158,042	148,088
Total Current Assets	1,286,681	1,140,113
Property, Plant And Equipment—Net	513,655	506,545
Other Assets:
Intangible Assets—Net	2,101,631	1,916,526
Investments	13,477	12,837
Other Assets	35,736	10,305
Sales And Income Taxes Receivables	5	5
Total Other Assets	2,150,849	1,939,674
Total	3,951,185	3,586,332
Current Liabilities:
Bank Overdrafts	527,932	371,729
Current Portion Of Long-Term Debt	320,475	178,335
Accounts Payable	163,175	202,897
Accrued Expenses And Other	242,368	217,883
Accrual For Customers' Right Of Return	8,104	9,130
Income Taxes Payable	13,395	18,748
Total Current Liabilities	1,275,448	998,722
Long Term Liabilities:
Long Term Debt	976,969	855,654
Liability For Termination Indemnities	47,009	48,945
Deferred Tax Liabilities—Non Current	115,096	121,805
Other	133,323	133,605
Total Long Term Liabilities	1,272,397	1,160,010
Commitments And Contingency:
Minority Interests In Consolidated Subsidiaries	20,548	9,705
Shareholders' Equity:
454,387,433 Ordinary Shares Authorized And Issued—447,952,647 Shares Outstanding	27,263	27,256
Net Income	207,731	372,077
Retained Earnings	1,147,797	1,018,562
Total Shareholders' Equity	1,382,792	1,417,895
Total	3,951,185	3,586,332

LUXOTTICA GROUP
CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

—SEGMENTAL INFORMATION—

				Inter- Segments Transaction and Corporate Adj.
In thousands of Euro			Retail (in thousands of U.S. Dollars)
	Manufacturing and Wholesale	Retail			Consolidated
Net Sales	773,925	1,470,464	1,634,700	(138,435)	2,105,954
EBITDA	187,888	260,392	289,475	(16,040)	432,240
% of sales	24.3%	17.7%			20.5%
Operating income	153,429	210,321	233,811	(31,077)	332,673
% of sales	19.8%	14.3%			15.8%
Capital Expenditure	14,827	35,723	39,713		50,550
Depreciation & Amortization	34,459	50,071	55,663	15,037	99,567
Assets	1,535,846	905,648	1,055,080	1,509,692	3,951,185
2002 As reported (1)
Net Sales	889,165	1,735,049	1,609,605	(123,828)	2,500,387
EBITDA	269,386	333,316	309,217	(4,446)	598,255
% of sales	30.3%	19.2%			23.9%
Operating income	235,702	273,050	253,308	(21,609)	487,142
% of sales	26.5%	15.7%			19.5%
Capital Expenditure	65,388	58,460	54,233	0	123,848
Depreciation & Amortization	33,684	60,266	55,909	17,163	111,113
Assets	1,463,539	894,220	883,400	1,449,749	3,807,507
2002 As adjusted (1) (2)
Net Sales	889,165	1,774,094	1,645,827	(124,961)	2,538,299
EBITDA	269,386	336,497	312,168	(4,446)	601,436
% of sales	30.3%	19.0%			23.7%
Operating income	235,702	274,188	254,364	(22,409)	487,480
% of sales	26.5%	15.5%			19.2%
Depreciation & Amortization	33,684	62,309	57,804	17,963	113,956

Notes :

(1)
Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the nine-month period ended September 30, 2002 of U.S. Dollars 34.1 million, and an offsetting increase in costs for the same amounts

(2)
These consolidated adjusted amounts are a non-GAAP measurement. The company has included this measurement to give comparative information for the two periods discussed. They reflect the consolidation of OPSM results for the two-month period ended September 30, 2002. This information does not purport to be indicative of the actual result that would have been achieved had the OPSM acquisition been completed as of August 1, 2002

Set forth below is the text of a press release issued on October 30, 2003.

Luxottica Group Announces Public Offer to
Acquire Additional 20 percent of RayBan Sun Optics
—Subject to the Decision by the Supreme Court of India—

        Milan, Italy, October 30, 2003—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced, in compliance with directions issued on August 29 by the Securities Appellate Tribunal in India (SAT), its intention to launch through its subsidiary Ray Ban Indian Holdings Inc. a public offer to acquire an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. RayBan Sun Optics is a company listed on the Indian market.

        Luxottica Group had appealed against the decision that required Luxottica Group to make a public offer to the Supreme Court of India. Following the appeal, the Supreme Court mentioned that the public announcement and any further steps related to this offer will be subject to its decision.

        Leonardo Del Vecchio, Chairman of Luxottica Group, stated: "As announced earlier, the maximum expected investment related to this offer, would be approximately EUR 16 million, including stipulated interest increment, which would have no material financial impact on the Group. As a result of the offer, in case of full acceptance, the indirect shareholding in RayBan Sun Optics India Ltd. would increase from approximately 44 percent to 64 percent."

About Luxottica Group S.p.A.

        Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products are designed and manufactured in its six facilities in Italy and one in the People's Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colours and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%- owned subsidiary in India.

        In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, Arnette ™ and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.

Safe Harbor Statement

        Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce and market new products, the Company's ability to effectively integrate recently acquired businesses, the Company's ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

Company Contacts	US Agency Contact
Luxottica Group SpA	Breakstone & Ruth International
Sabina Grossi, Director, Investor Relations Alessandra Senici, Investor Relations	Alexander Fudukidis
Tel.: +39-02-8633-4665	Tel.: +1.646.536.7012
E-mail: AlessandraSenici@Luxottica.com	E-mail: AFudukidis@breakstoneruth.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Roberto Chemello
DATE: November 6, 2003	ROBERTO CHEMELLO, CHIEF EXECUTIVE OFFICER

QuickLinks

Luxottica Group Announces 3rd Quarter Results
Consolidated Results
Breakdown of Retail and Manufacturing/ Wholesale Results
Statement from the Chairman
LUXOTTICA GROUP
CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002
LUXOTTICA GROUP
CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002
LUXOTTICA GROUP
CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002
LUXOTTICA GROUP
CONSOLIDATED INCOME STATEMENT FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002
LUXOTTICA GROUP CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
LUXOTTICA GROUP CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002
—SEGMENTAL INFORMATION—